UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           ORIENT-EXPRESS HOTELS LTD.
                           --------------------------
                                (Name of Issuer)

                   Class A Common Shares, par value $0.01 each
                   -------------------------------------------
                         (Title of Class of Securities)

                                   G67743 10 7
                                   -----------
                                 (CUSIP Number)

                            Mr. Edwin S. Hetherington
                                 41 Cedar Avenue
                                P.O. Box HM 1179
                             Hamilton, Bermuda HM EX
                                 (441) 295-2244
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                             Stephen V. Burger, Esq.
                            Carter, Ledyard & Milburn
                                  2 Wall Street
                            New York, New York 10005
                                 (212) 732-3200

                                  July 22, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743 10 7

1    NAME OF REPORTING PERSON: Orient-Express Holdings 1 Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): None

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [ ]
                                                                       (b)   [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS: WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

  NUMBER OF       7    SOLE VOTING POWER: 18,044,478 class A common shares*
    SHARES
 BENEFICIALLY     8    SHARED VOTING POWER: -0-
   OWNED BY
    EACH          9    SOLE DISPOSITIVE POWER: 18,044,478 class A common shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER: -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 18,044,478 class A common shares*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.9% **

14   TYPE OF REPORTING PERSON: CO

_________

*    Issuable upon conversion of an equal number of class B common shares.

** The amount in Row (11) is 38.9% of the sum of (a) the 28,340,601 class A common shares outstanding on August 15, 2002, and (b) the 18,044,478 class A common shares issuable upon conversion of the class B common shares held by the Reporting Person.

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




ITEM 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the class A common shares, par value $0.01 each (the "OEH Class A Shares"), of Orient-Express Hotels Ltd., a Bermuda company ("OEH"). The principal executive offices of OEH are located at 41 Cedar Avenue, Hamilton, Bermuda HM EX. The acquisition transaction described in this Statement was reported in the Current Report on Form 8-K filed by OEH on August 6, 2002.

ITEM 2.  Identity and Background.

         This Statement is being filed by Orient-Express Holdings 1 Ltd., a Bermuda company and a wholly-owned subsidiary of OEH ("OE Holdings"). The address of OE Holdings' principal business and principal office is 41 Cedar Avenue, Hamilton, Bermuda HM EX. OE Holdings' principal business is to hold shares of its parent, OEH.

         Information concerning each director and executive officer of OE Holdings is set forth in Schedule I to this Statement and is incorporated herein by reference.

         During the last five years, neither OE Holdings, nor, to the best knowledge of OE Holdings, any of its directors and executive officers listed on
Schedule I hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Under an Amended and Restated Share Owning Subsidiaries Restructuring Agreement dated as of June 6, 2001 (the "Amended Agreement"), OE Holdings had an option (the "OE Holdings Option") to purchase up to 18,044,478 shares of the class B common shares, par value $0.01 each, of OEH (the "OEH Class B Shares") from Sea Containers Ltd., a Bermuda company ("SCL"), at a price of $0.01 per share exercisable anytime on or after July 21, 2002 until July 21, 2005, when OE Holdings would have been required to exercise the option unless a proposed spinoff distribution of OEH Class A Shares and OEH Class B Shares by SCL to SCL's common shareholders had previously occurred (the "Spinoff").

         Also, under the Amended Agreement, a subsidiary of SCL called Contender 2 Ltd. ("Contender") had an option to purchase up to 12,900,000 class B common shares of SCL from four wholly-owned subsidiaries of OEH, including OE Holdings (the "Holding Companies"), at a price of $0.01 per share exercisable at any time after the earlier of the Spinoff and July 21, 2002 and prior to July 21, 2005 (the "Contender Option"). If the Contender Option had not been exercised before the Spinoff, Contender would have been required to purchase such shares immediately following the Spinoff. Also if the Contender Option had not been exercised and the Spinoff did not occur, Contender would have been required to purchase such shares no later than July 21, 2005.

         On July 22, 2002, OE Holdings and Contender exercised their respective options under the Amended Agreement and paid the exercise prices in cash from their working capital. OE Holdings acquired 18,044,478 OEH Class B Shares at an aggregate price of $180,445, and Contender acquired 12,900,000 class B common shares of SCL at an aggregate price of $129,000.

ITEM 4.  Purpose of Transaction.

         In early 2000, the Board of Directors of SCL developed a plan (the "Plan") to separate its leisure business from its passenger transport and marine container leasing, manufacturing and repair businesses, so that the leisure business would be conducted by an independent publicly-traded company. In furtherance of the Plan, all of SCL's leisure businesses were transferred to OEH and its subsidiaries. The Plan has contemplated, among other things, an initial public offering of OEH Class A Shares (which occurred on August 10, 2000), additional sales of OEH Class A Shares by SCL, which commenced in August 2001 and are continuing, and eventually the Spinoff.

         The Plan contemplated (i) that OEH would have a dual class A/class B common share capital structure similar to that of SCL, and (ii) that OEH, like SCL, would have subsidiaries owning a substantial majority of the higher voting common shares in OEH. In order to achieve this result, the first step of the Plan was to recapitalize OEH prior to its initial public offering in August 2000 to have both OEH Class A Shares and OEH Class B Shares. These are identical in all substantial respects except that, while holders of OEH Class A Shares and OEH Class B Shares vote together as a single class on most matters requiring shareholder approval, the holders of the OEH Class B Shares have one vote per share and the holders of the OEH Class A Shares have one-tenth of one vote per share. Also, the OEH Class B Shares are convertible at any time into an equal number of OEH Class A Shares, but not vice versa.

         The second step of the Plan, achieving a share owning subsidiaries ownership structure for OEH, was accomplished by the Share Owning Subsidiaries Restructuring Agreement dated July 21, 2000 among SCL, OEH, the Holding Companies and Contender (the "Original Agreement"). In summary, under that agreement, SCL transferred to OEH for no consideration the Holding Companies, and the OE Holdings Option and the Contender Option were established. If the Spinoff were to occur and/or the OE Holdings Option were exercised, the Holding Companies would receive a substantial number of OEH Class B Shares and remain subsidiaries of OEH, while Contender would receive upon exercise of the Contender Option 12,900,000 class B common shares of SCL and remain a subsidiary of SCL. Thus, OEH subsidiaries (the Holding Companies) would own a substantial number of the higher voting shares in OEH (the OEH Class B Shares). Under Bermuda law, common shares of OEH owned by its subsidiaries are outstanding and may be voted by them.

         In June 2001, the parties to the Original Agreement, with the approval of the shareholders of SCL at their annual general meeting on June 6, 2001, entered into the Amended Agreement. In general, the Amended Agreement ratified and approved the transfer of the Holding Companies to OEH and amended and restated the share voting limitations imposed on the Holding Companies, the dividend waiver that the Holding Companies had given, and the share purchase option rights that the Holding Companies and Contender had been granted. The Amended Agreement also added provisions relating to conversion of OEH Class B Shares by SCL, contribution of OEH Class A Shares or OEH Class B Shares by SCL to the Holding Companies, sales of additional OEH shares by SCL, and distributions of OEH shares by SCL to its shareholders in transactions other than the Spinoff.

         Because of delay in the proposed Spinoff by SCL, the Boards of Directors of OE Holdings and Contender determined to exercise the OE Holdings Option and the Contender Option, respectively, at the earliest practicable date under the Amended Agreement which was July 22, 2002. As a result of the exercise by OE Holdings and Contender of their respective options on that date, voting control of OEH passed from SCL to OE Holdings. Under Bermuda law, the OEH shares owned by OE Holdings, a wholly-owned subsidiary of OEH, are outstanding and may be voted, although they are disregarded for purposes of earnings per OEH share calculations under U.S. generally accepted accounting principles while they are owned by OE Holdings. In a takeover of OEH, this share owning subsidiary structure may assist in maximizing the value OEH shareholders receive in a takeover transaction.

         SCL has publicly indicated that it intends to reduce its "equity" shareholding in OEH to 50% or less in order to deconsolidate OEH from its balance sheet. At July 31, 2002, SCL owned 15,889,201 OEH Class A Shares and 2,459,399 Class B Shares that are convertible into OEH Class A Shares.

         Apart from the foregoing, neither OE Holdings, nor, to the knowledge of OE Holdings, any of the persons listed in Schedule I hereto, has any present plans or proposals, as a shareholder of OEH, which relates to or would result in:

          (a) the acquisition by any person of additional securities of OEH, or the disposition of securities of OEH;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization, or liquidation, involving OEH or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of OEH or any of its subsidiaries;

          (d) any change in the present board of directors or management of OEH, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of OEH;

          (f)  any  other  material   change  in  OEH's  business  or  corporate
               structure;

          (g) changes in OEH's charter or by-laws or other actions which may impede the acquisition of control of OEH by any person;

          (h)  a class of  securities  of OEH  being  delisted  from a  national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of OEH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by the persons listed in Schedule I in their capacities as directors and/or executive officers of OEH.

ITEM 5.  Interest in Securities of the Issuer.

(a) and (b)    OE Holdings is the indirect beneficial owner, with sole voting and dispositive  power, of 18,044,478 OEH Class A Shares issuable upon  conversion  of  18,044,478  OEH  Class B  Shares which OE
               Holdings  holds  directly.  These OEH  Class A Shares represent
               approximately 38.9%  of  the  OEH Class  A  Shares   currently
               outstanding.  Also, to the best  knowledge of OE  Holdings,  the
               following   table shows the number of  OEH  Class  A  Shares
               beneficially owned directly, with the sole voting and dispositive power, by its directors and executive officers:

               Name                                     No. of Class A Shares
               ----                                     ---------------------

               James B. Sherwood......................        282,300

               John D. Campbell.......................          1,000

               Daniel J. O'Sullivan...................            -0-

               John R. Edney..........................            -0-

               A. Shaun Morris........................            -0-

               Hiren A. Patel.........................            -0-

                    Voting and dispositive power with respect to the OEH Class B
               Shares beneficially owned by OE Holdings is exercised by its Board of Directors, the members of which are listed in Schedule
               I. Messrs. Sherwood, Campbell and

               O'Sullivan are members of the Board of Directors of OEH. Messrs. Sherwood and Campbell are also members of the Board of Directors of SCL, which exercises the voting and investment power with respect to the 15,889,201 OEH Class A Shares and 2,459,399 OEH Class B Shares still beneficially owned by SCL. Messrs. Sherwood and Campbell disclaim beneficial ownership of the OEH common shares owned by OE Holdings and SCL.

(c) Apart from the option exercises on July 22, 2002, described in Items 3 and 4 of this Statement, neither OE Holdings nor, to the best of its knowledge, any of its directors and executive officers listed in Schedule I to this Statement, has effected any transactions in the OEH Class A Shares at any time since May 23, 2002 (60 days before July 22, 2002).

(d)            Not applicable.

(e)            Not applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of OEH.

         Except as described in Items 3 and 4 of this Statement, to the best knowledge of OE Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed in Schedule I hereto, and between such persons and any person with respect to any securities of OEH, including but not limited to transfer or voting of any of the securities of OEH, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of OEH.

ITEM 7.  Material to be Filed as Exhibits.

          1. Amended and Restated Share Owning Subsidiaries Restructuring Agreement dated June 6, 2001, among Sea Containers Ltd.,
               Orient-Express Hotels Ltd., Orient-Express Holdings 1 Ltd., Orient-Express Holdings 2 Ltd., Orient-Express Holdings 3 Ltd., Orient-Express Holdings 4 Ltd. and Contender 2 Ltd., filed as
               Exhibit 2.1 to the Quarterly Report on Form 10-Q of Orient-Express Hotels Ltd. for the quarter ended June 30, 2001 (Commission file no. 1-16017) and incorporated herein by reference.

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, OE Holdings certifies that the formation set forth in this statement is true, complete and correct.


Dated: August 22, 2002                      ORIENT-EXPRESS HOLDINGS 1 LTD.




                                            By:/s/ Edwin S. Hetherington
                                               -------------------------
                                               Name:  Edwin S. Hetherington
                                               Title: Assistant Secretary

                                   SCHEDULE I


     The name, citizenship and present principal occupation of each director of Orient-Express Holdings 1 Ltd. are set forth below. The business address for each person listed below is c/o Orient-Express Holdings 1 Ltd., 41 Cedar Avenue, Hamilton, Bermuda HM EX. Orient-Express Holdings 1 Ltd. has no executive officers.


Name and Citizenship      Position with OE Holdings     Present Principal Occupation
--------------------      -------------------------     ----------------------------

James B. Sherwood         Director                      President of SCL;
(U.S. citizen)                                          Chairman of OEH



John D. Campbell          Director                      Vice President of SCL; Vice President of
(British citizen)                                       OEH; Senior Counsel of Appleby Spurling &
                                                        Kempe (attorneys), 41 Cedar Avenue,
                                                        Hamilton, Bermuda  HM EX

Daniel J. O'Sullivan      Director                      Senior  Vice  President - Finance and Chief
(British citizen)                                       Financial Officer of SCL



John R. Edney             Director                      Consultant to Sea Containers Property
(British citizen)                                       Services Ltd. (an SCL subsidiary), 20 Upper
                                                        Ground, London SE1 9PF, England


A. Shaun Morris           Director                      Partner in Appleby Spurling & Kempe
(British citizen)                                       (attorneys), 41 Cedar Avenue, Hamilton,
                                                        Bermuda HM EX

Hiren A. Patel            Director                      Partner in Appleby Spurling & Kempe
(British citizen)                                       (attorneys), 41 Cedar Avenue, Hamilton,
                                                        Bermuda HM EX